

December 30, 2024

Jeffrey Walker
Chief Executive Officer
Alliance Entertainment Holding Corp
8201 Peters Road, Suite 1000
Plantation, Florida 33324

      Re: Alliance Entertainment Holding Corp
          Registration Statement on Form S-3
          Filed December 20, 2024
          File No. 333-283997

Dear Jeffrey Walker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Brad Shiffman